NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)
February 11, 2016
Canada: TSX: KLS
United States: NYSE MKT: KIQ

KELSO TECHNOLOGIES INC.
DEVELOPS NEW BOV CERAMIC TECHNOLOGY

Vancouver, British Columbia and Downers Grove, Illinois, – Kelso Technologies Inc. (TSX:KLS)(NYSE MKT:KIQ) (“Kelso” or the “Company”) is pleased to report that the Company has completed the development of Kelso’s new rail tank car bottom outlet valve (BOV) featuring ceramic components that are designed to increase valve life and reliability. Kelso has received the approval from the Association of American Railroads (AAR) for the field service trials of this unique BOV design.

The ceramic BOV is an evolution of our current stainless steel BOV design that is currently in service trials. Most general service tank rail tank cars carrying non-hazardous and hazardous commodities including crude oil and ethanol are equipped with a bottom outlet valve through which the tank car is emptied. Current BOV designs utilizing stainless steel components have well-known shortcomings specifically in transport services where the commodity is abrasive or has corrosive characteristics that are detrimental to the materials from which the BOV is made.

Kelso, at the request of its customers to develop a better BOV, has incorporated cutting-edge ceramic technology to overcome these shortcomings. This ceramic technology exhibits superior chemical resistance and mechanical strength which are both vital to the performance of a rail tank car bottom outlet valve. Our testing of current metallic valve components has confirmed that our new BOV can deliver a significant improvement in valve performance through the use of ceramic materials.

James R. Bond, CEO of the Company comments that: “Kelso continues to develop and achieve new designs that provide better alternatives to service the unique challenges of transporting hazardous materials. Our innovation objectives are focused on creating “best available safety technology” products designed to better protect the lives of first responders and all in harms way. Our new ceramic-based BOV is a unique innovation that will be the first commercial use of ceramics to be approved by the AAR for use in rail tank cars. Our industry has been bogged down with regulatory and economic challenges over the past year but we remain optimistic that our long-term product strategies should eventually lead to enhanced financial performance when economic conditions improve.”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that our ceramic based BOV innovation will be the first commercial use of ceramics to be approved by the AAR for use in rail tank cars; and that we remain optimistic that our long-term product strategies should eventually lead to enhanced financial performance when economic conditions improve. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; AAR approvals may not be attained; the rail tank car market may not improve in 2016, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our expected market share. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com